Mail Stop 3561

September 29, 2009

Marguerite N. Duffy
Chief Financial Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, Tennessee 37801

> **Re: Ruby Tuesday, Inc.**
> **File No. 001-12454**
> **Form 10-K: For the fiscal year ended June 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**

Dear Ms. Duffy:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended June 2, 2009

Item 1A. Risk Factors, page 9

1. In future filings, please remove the reference in your first paragraph that your discussion of risk factors may not be exhaustive or that new risks may emerge. All material risks should be described. If risks are not deemed material, you should not reference them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2. Please refer to your MD&A disclosure regarding your company's results of operations. We note that you have identified several factors that have resulted in changes in both the amount of revenue and the various costs recognized in your comparative reporting periods. However, you have not quantified the impact of certain of these factors. For example, we note that the closure of 54 company-owned restaurants during fiscal year 2009 appears to have contributed to the decline in both the revenue and costs that you reported, but you did not quantify the impact of your restaurant closures in your MD&A disclosure. Similarly, factors such as the increases to minimum wage in several states, the significant reduction in the number of employees that work for your company, the decrease in your repairs and maintenance costs, and the decrease in your marketing expenditures appear to have materially impacted your expenses, but the impact of such factors has not been quantified. Please revise your MD&A disclosure to quantify and fully discuss all material factors to which variances are attributed. In this regard, consider (i) using tables to quantify the absolute impact of the factors that materially affected your revenue and cost categories and (ii) focusing the narrative text portion of your disclosure on further analysis of the items presented in your tables.

3. We note that your disclosure regarding operating costs and expenses focuses primarily on the changes in your company's costs measured as a percentage of restaurant sales and operating revenue. However, given that revenue can increase or decrease independently of certain costs (e.g., payroll and related costs, other restaurant operating costs, depreciation and amortization, and SG&A), your analysis of costs measured as a percentage of revenue may not adequately explain the changes or trends in the absolute amounts of the costs recognized by your company. For example, we note that the amount of revenue recognized by your company in fiscal year 2009 declined significantly as a result of decreased sales volumes and your promotional activities. This decline in revenue contributed to an increase in your company's fiscal year 2009 "payroll and related costs" and "other restaurant operating costs" measured as a percentage of revenue. However, the absolute amount of "payroll and related costs" and "other restaurant operating costs" recognized in fiscal year 2009 decreased as compared to fiscal year 2008. In this regard, the absolute change in those costs has not been fully addressed by your current MD&A disclosure. Given the observations noted above, please supplement your current disclosure with an appropriate discussion and analysis of the changes in the absolute amounts of the costs recognized by your company.

Liquidity and Capital Resources

Covenant Compliance, page 29

4. We note that you have disclosed the non-GAAP measure Consolidated EBITDAR because it is used in the calculations of the debt covenants that you provide to your lenders. However, we note that fixed charges, as well as the non-GAAP measure "Adjusted Total Debt," are also measures used in the calculations of the covenants that you report to your lenders. As such, it appears that those measures also directly impact your company's compliance with its debt covenants. In this regard, to the extent that you provide non-GAAP information in future filings in order to demonstrate compliance or the risk of non-compliance with your debt covenants, please also disclose your company's fixed charges and "Adjusted Total Debt" as of the respective balance sheet dates. In addition, please reconcile the additional reported measures to the most directly comparable measure calculated in accordance with GAAP.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 43

5. We note that you record a liability for gift cards sold, but not yet redeemed, at the expected redemption value. Please supplementally define for us "expected redemption value" and explain if and how it differs from the face value of the gift card.

Note 6. Long-Term Debt and Capital Leases, page 54

6. We note that the interest rates charged on both your Series A Notes and Series B Notes were increased by 3.5% when the notes were amended on May 21, 2008. Given the significant increases to the interest rates charged on your notes, please tell us if you applied the guidance outlined in EITF 96-19 to determine whether the amendments to your notes should be accounted for as (i) debt modifications or (ii) extinguishments and replacements of the notes. As part of your response, tell us the results of any cash flow analyses that you performed. In addition, please tell us the financial impact of the accounting treatment applied to your amended notes. In this regard, specifically tell us how you have accounted for any unamortized deferred debt issuance fees that were capitalized prior to your amendments and/or any fees directly attributable to amending your debt agreements, as applicable.

7. In addition, it appears that the May 21, 2008 amendment to your company's "Credit Facility" may impose scheduled mandatory reductions to your borrowing capacity under the credit facility. In this regard, please tell us if and how the guidance outlined in EITF 98-14 was applied when you amended the Credit Facility.

Note 8. Retirement Benefits, page 57

8. We note that on page 60, you disclose certain amounts as "accrued benefit cost by plan." We note further that the aggregate of the amounts disclosed at each balance sheet date appears to reflect the difference between (i) the liability recognized in your balance sheet for the unfunded status of your pension plans and (ii) the aggregate amount that has been recognized in accumulated other comprehensive (loss)/income for your pension plans. In this regard, please tell us and clarify in your disclosure what the amounts disclosed as "accrued benefit cost by plan" represent in the context of your pension accounting.

9. We note that you expect your pension benefit payments to be approximately $9.4 million in fiscal year 2011. In this regard, please tell us and disclose why your fiscal year 2011 pension benefit payments are expected to be significantly greater than (i) amounts paid in your prior reporting periods and (ii) amounts expected to be paid in each reporting period thereafter. As part of your response, also tell us why the pension benefits that you paid in fiscal year 2009, as well as the pension benefits you expect to pay in 2010, exceed the amounts paid in your historical reporting periods.

Note 9. Income Taxes, page 62

10. Please tell us and disclose, as appropriate, the nature of the deferred tax asset reported as "General business credits carryforward" in fiscal year 2009. If this deferred tax asset relates to the $22.5 million federal net operating loss generated by your company during fiscal year 2009, please explain why the amount reported appears to assume an enacted tax rate of approximately 49% for the period in which the deferred tax asset is expected to be recovered or settled.

11. Refer to your reconciliation of the statutory federal income tax expense to your reported income tax (benefit)/expense. We note that the tax credits recognized during fiscal years 2007, 2008 and 2009 materially impacted the effective tax rate realized by your company during each of those years. As such, please tell us and disclose the nature of the tax credits recognized during each of the aforementioned reporting periods. In addition, consider whether your MD&A disclosure should be expanded to discuss your tax credits and advise.

Note 11. Commitments and Contingencies

Franchise Partnership Guarantees, page 66

12. We note that at June 2, 2009, you guaranteed $47.5 million of your franchise partnerships' obligations under the Franchise Facility. We note further that certain of the franchise partnerships that have borrowed against the Franchise Facility have reported coverage ratios below the levels required by the facility. While we acknowledge that you believe that all of the franchise partnerships are current in the payment of the obligations that you have guaranteed, it is not clear from your disclosure whether there are significant default terms that could be exercised at the lenders' options due to certain of your franchise partnerships' failures to achieve their required coverage ratios. For example, it is not clear to us (i) whether any of your franchise partnerships' obligations can be accelerated as a result of not complying with facility covenants or the amount of the borrowings subject to acceleration, if applicable, (ii) whether any of your franchise partnerships' have obtained waivers related to their existing violations of the required coverage ratios, (iii) whether the failure to meet the required coverage ratios can result in the unwinding or termination of the Franchise Facility in a manner similar to that described in your risk factor disclosed on page10 and/or (iv) whether the inability of certain franchise partnerships' to comply with their coverage ratios can directly or indirectly necessitate payments pursuant to your guarantees. In this regard, please tell us and disclose, as appropriate, the potential direct and indirect implications of your franchise partnerships' inability to meet their coverage ratios on both the Franchise Facility and your company's liquidity and financial position. As part of your response, also tell us when the coverage ratios required by the Franchise Facility were last met by all of your franchise partnerships.

Note 13. Supplemental Quarterly Financial Data, page 69

13. Please expand the disclosure in Note 13 to describe the effects of any unusual or infrequently occurring items that materially affected the comparability of the information presented in your table of supplemental quarterly financial data. For example, you should expand your disclosure to discuss the material goodwill and long-lived asset impairment charges recognized during the second quarter of fiscal year 2009. In addition, you should discuss any infrequent or unusual items that resulted in the recognition of income tax benefits during the third and fourth quarters of fiscal year 2007, if applicable. Please provide a sample of your proposed expanded disclosure as part of your response. Refer to the requirements of Item 302(a)(3) of Regulation S-K for further guidance.

Item 15. Exhibits and Financial Statement Schedule, page 75

14. Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits. For instance, we note that you have incorporated by reference Exhibits 10.66, 10.70, 10.72 and 10.75. These filings do not appear to include all of the schedules or exhibits listed in the table of contents of each agreement. Please file these exhibits to include the entire agreement, including all exhibits and schedules in your next filing under the Exchange Act.

Signatures, page 76

15. Please have your controller or principal accounting officer sign your filing. If someone is signing in more than one capacity, indicate each capacity in which he has signed. Refer to General Instructions D.2. of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

16. In future filings, please disclose all performance targets that must be achieved in order for your Chief Executive Officer and Named Executives to earn annual cash incentive compensation under your Executive Incentive Plan and Cash Bonus Plan and to earn restricted stock under your 2003 Stock Incentive Plan. Please include quantitative disclosure regarding the determination of targets and the targets actually reached. For instance, in regards to the April 2, 2008 and July 18, 2008 restricted stock awards for executives, clarify the range of the debt to EBITDAR ratio and the same-restaurant sales performance level that were used as performance targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Summary Compensation Table, page 27

17. With respect to both the stock and option awards reported in the fifth and sixth columns of the table, in future filings please clarify in the footnotes the

assumptions made in the valuation of by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis section or advise. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 for questions regarding the financial statements and related matters or Michelle Lacko at 202-551-3240 for questions regarding Schedule 14A. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief